SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February 22, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Registration Statement on Form F-1 Filed February 8, 2024 File No. 333-276945

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed with the Commission on February 8, 2024 (the “Registration Statement”). The Company is concurrently filing amendment no. 1 to the Registration Statement with the Commission (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Registration Statement on Form F-1 filed February 8, 2024 General

1.	We note your response letter, dated March 20, 2023, indicates you will file any material contracts entered into in connection with the reorganization. We reissue comment 2 from our letter dated March 1, 2023, please file the acquisition agreement, sale and purchase agreement, and reorganization agreement as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2)(i) of Regulation S-K.

Response:

The Revised Registration Statement includes the material reorganization agreements as Exhibits 10.5.

Cover Page

2.	We note your response to prior comment one. Please revise the resale prospectus cover page.

Response:

The Registrant has revised the resale prospectus cover page in the Revised Registration Statement in response to this comment.

Exhibits

3.	Please ensure each exhibit is in the proper text-searchable format. Refer to Item 301 of Regulation S-T. Please refile Exhibit 10.4.

Response:

The Registrant has refiled each exhibit included in the Revised Registration Statement in the property text-searchable format.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited